File No. 82-34876

RECEIVED

2006 SEP 25 A 11: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017068

SUPPL

TRILOGY ENERGY TRUST
Calgary, Alberta

September 15, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES SEPTEMBER DISTRIBUTION

Trilogy Energy Trust ("TET" or the "Trust") (TSX – TET.UN) announces that its cash distribution for September 2006 will be $0.20 per Trust Unit. The distribution is payable on October 16, 2006 to unitholders of record on October 2, 2006. The ex-distribution date is September 28, 2006. The Trust expects to make monthly distributions of $0.20 for the remainder of 2006, based on current commodity price forecasts for petroleum and natural gas, production forecasts and assumptions regarding royalties and expenses.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

PROCESSED

SEP 2 8 200

THOMSON FINANCIAL

Forward-looking information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2006 forecast production for Trilogy. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although TET believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because TET can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by TET and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in TET's operations, TET's ability to access external sources of debt and equity capital, TET's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, TET's ability to secure adequate product transportation, TET's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in TET's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and TET undertakes no obligation to update publicly or revise any

dlw 9/25

forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915